

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

**DIVISION OF
CORPORATION FINANCE**

March 25, 2013

<u>Via E-mail</u>
Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571, Japan

> **Re: Toyota Motor Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2012**
> **Filed on June 25, 2012**
> **File No. 001-14948**

Dear Mr. Cho:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ David R. Humphrey, for

     Lyn Shenk
     Branch Chief